Super Light, Inc.
23A HaMe’eri St.
Givatayim, 53332
Israel
Phone:  +972-54-659-6370
Fax: 972-77-4246487

July 5, 2011

By Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Super Light, Inc.
Registration Statement on Form S-1
Filed May 23, 2011
File No. 333-174435

Dear Mr. Reynolds:

Super Light, Inc. (“SLI”) acknowledges receipt of the letter dated June 17, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SLI is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Facing page

1.
We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

Response:          Revised.  We have revised the Calculation of Registration Fee table on the facing page to indicate that the registration fee was calculated pursuant to Rule 457(a) and Rule 457(o).  Please see the Amended Draft.

Prospectus Cover Page

2.	Please revise your cover page to disclose the amount of net proceeds to the selling shareholders.

Response:          Revised.  We have revised the prospectus cover page of the document to disclose that the net proceeds upon the sale of the securities will be $35,000.  Please see the Amended Draft.

3.           Please state that the shares will be sold at the fixed price of $0.02 per share.

Response:          Revised.  We have revised the prospectus cover page of the document to disclose that the selling shareholders will be offering the shares at a fixed price of $0.02 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.  Please see the Amended Draft.

Table of Contents

4.
We note your statement that “the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.” This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language or advise as appropriate.

Response:          Revised.  We have deleted the noted language from the final paragraph of the Table of Contents.  Please see the Amended Draft.

Risk Factors

5.
Please revise your risk factor subheadings to state the material risk to potential investors in each subheading. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, the subheadings “Our business plan may be unsuccessful”, “Our executive officers and Directors have significant voting power …”, “Our officers and Directors are located in Israel …”, and “Our officers have no experiences in operating a disposable diaper product business” simply state facts or describe uncertainties. These examples do not address all applicable subheadings. Please revise your subheadings to succinctly state the risks.

Response:          Revised.  We have revised our risk factor subheadings in the document in accordance with the instructions in your comment 5.  Please see the Amended Draft.

6.
We note your statement on page 9 that “while we anticipate having good relationships with our potential suppliers ….” Please revise to delete the mitigating language from the risk factor. Your risk factor section should not contain mitigating language.

Response:          Revised.  We have revised Risk Factor No. 11 (renumbered as Risk Factor No. 12) on page 9 of the document to delete the mitigating language.  Please see the Amended Draft.

7.
Please revise to present the risk factor “There is no public market for the securities and even if a market is created, the market price of our common stock will be subject to” more prominently in your risk factor section.

Response:          Revised.  In order to present the "no public market" risk factor (originally Risk Factor No. 23) more prominently, we have moved this risk factor in the document to the position of Risk Factor No. 5 on page 7.  Please see the Amended Draft.

We have a going concern opinion…, page 6

8.           Please correct the date in line one to March 31, 2011.

Response:          Revised.  We have revised Risk Factor No. 1 in the document to correct the date to refer to March 31, 2011.  Please see the Amended Draft.

We have no operating history and have maintained losses since inception …, page 7

9.           Please revise to indicate the amount of losses to date.

Response:          Revised.  We have revised Risk Factor No. 4 on page 7 of the document to state in the first sentence that the amount of losses as of March 31, 2011 is $25,392.  Please see the Amended Draft.

Our officers and directors are located in Israel and our assets…, page 8

10.	Please clarify your statement that “our assets may also be held from time to time outside of the United States.” (Emphasis added).

Response:          Revised.  We have revised Risk Factor No. 7 (Renumbered as Risk Factor No. 8) on page 8 of the document to clarify that all of our assets are held outside of the United States.  Please see the Amended Draft.

11.	Also clarify in this risk factor the amount of assets held in the United States and the amount of assets held in Israel.

Response:          Revised. We have revised Risk Factor No. 7 (renumbered as Risk Factor No. 8) to clarify that currently all of our assets are held outside of the United States.  Please see the Amended Draft.

We face intense competition and many …, page 9

12.	Please revise to identify the two main manufacturers who dominate 93% of the Israeli market.

Response:       Revised.  We have revised Risk Factor No. 13 (renumbered as Risk Factor No. 14) on page 9 of the document to disclose the identity of the two main manufactures who dominate 93% of the Israeli market for disposable diapers, Hogla-Kimberly, the manufacturer of the Huggies and Titulim brands, and Procter and Gamble, the manufacturer of the Pampers brand.  Please see the Amended Draft.

Currency exchange rate fluctuations in the world markets…, page 10

13.	Address whether management has experience in using “derivatives or other instruments to hedge” the company’s exposure to currency exchange rate fluctuations.

Response:          Revised.  We have revised Risk Factor No. 16 (renumbered as Risk Factor No. 17) on page 10 of the document to state that our management has no experience in using derivatives or other instruments to hedge the Company’s exposure to currency exchange rate fluctuations.  Please see the Amended Draft.

14.	In an appropriate section of the prospectus briefly address whether the company currently uses derivatives or other instruments to hedge your currency exchange rate fluctuations.

Response:          Revised.  We have revised Risk Factor No. 16 (renumbered as Risk Factor No. 17) to disclose that the Company does not currently use derivatives or other instruments to hedge our currency exchange rate fluctuations.  In addition, we have revised our disclosure in the Management Discussion and Analysis or Plan of Operation section on page 21 of the document to include additional disclosure addressing this issue.  Please see the Amended Draft.

Our lack of business diversification could result in the loss of your investment if revenues from our primary products decrease, page 11

15.	We note that your risk factor subheading implies that you currently have revenues from your products. Please revise as the company has no revenue being generated from product sales.

Response:          Revised.  We have revised the subheading to Risk Factor No. 20 (renumbered as Risk Factor No. 21) on page 11 of the document as follows: “Since we have yet to generate revenues from our intended business, our lack of business diversification could result in the loss of your investment if we do not earn revenues from the sale of private label diapers.”  Please see the Amended Draft.

Dilution, page 14

16.
We note your disclosure that the company is not issuing shares in the offering. If the company is not issuing shares in the offering, please advise us how there is dilution to the new investors in this offering.

Response:          Since the officers of the Company purchased their shares for their par value, purchasers of our securities from our selling stockholders will experience immediate and substantial dilution in the net tangible book value of their common stock from the initial public offering price.

17.
We note your disclosure that dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of your common stock in the private placement offering, and the pro forma net tangible book value per share of your common stock immediately following this offering. Please explain this disclosure to us and tell us the pro forma net tangible book value per share, or revise your disclosure as necessary.

Response:          Revised.  We have revised the Dilution section on page 14 of the document to clarify that the pro forma net tangible book value per share represents the difference between the par value paid by our initial shareholders for the purchase of our common stock and the pro forma net tangible book value per share of common stock immediately following this offering.  Please see the Amended Draft.

Management’s Discussion and Analysis Overview, page 17

18.
We note your statement that you do not expect to generate revenues prior to July 2012. We also note your statement in your first risk factor that you do not anticipate generating revenues before December 2011. Please revise your statements as appropriate.

Response:          Revised.  We have revised Risk Factor No. 1 on page 6 of the document to state that we do not expect to generate revenues prior to July 2012.  Please see the Amended Draft.

19.	Please revise to provide the basis for your belief that there is a market for reasonably priced disposable diapers among the orthodox Jewish customers as noted in paragraph two.

Response:          Revised.  We have revised the second paragraph of the Overview in the Management’s Discussion and Analysis section on page 17of the document to provide additional disclosure regarding management’s belief that there is a market for reasonably priced disposable diapers among orthodox Jewish customers.  Please see the Amended Draft.

Plan of Operation, page 17

20.	Please revise your first paragraph to indicate the amount of additional funds necessary to operate your business.

Response:          Revised.  We have revised the first paragraph of the Plan of Operation section on page 17 of the document to disclose that we will need $45,000 to operate our business.  Please see the Amended Draft.

21.	Please indicate your intended time frame for entering into a supply contract with a manufacturer. Also address the intended time frame for the other activities noted in the Plan of Operation section.

Response:          Revised.  We have revised the Plan of Operation section of the document to disclose that we intend to enter into a supply contract by December 2011; to execute a purchase order with our first customer in the first quarter of 2012; and to receive the first shipment of products by the second quarter of 2012.  Please see the Amended Draft.

22.	Please note that if you execute an agreement you must file the agreement as an exhibit and provide a discussion of the material terms of the agreement.

Response:          We confirm that if we execute a material supply contract with a manufacturer, we will file the agreement as an exhibit and provide a discussion of the material terms of the agreement.

Purchasing Strategy, page 18

23.	Please clarify references such as “per 40’container”, FOB, and VAT at their first use.

Response:          Revised.  We have clarified the references to “per 40’container”, FOB, and VAT at their first use in the document.  Please see the Amended Draft.

Inspection/Verification… page 19

24.           Provide the full names for SGS and SA.

Response:          Revised.  The full name of the company is "SGS SA."  Please see the Amended Draft.

Result of Operations, page 20

25.           Please revise to indicate the amount of legal and accounting fees.

Response:          Revised.  We have revised our disclosure in the Results of Operations section on page 20 of the document to set forth the amount of legal and accounting fees paid by us through March 31, 2011.  Please see the Amended Draft.

Liquidity and Capital Resources, page 21

26.           Please revise to indicate the amount of working capital as of March 31, 2011.

Response:          Revised.  We have revised our disclosure in the Liquidity and Capital Resources section on page 21 of the document to state that the amount of our working capital as of March 31, 2011 was $19,508.

27.	Please revise this section to address the amount of additional capital needed for the next 12 months.

Response:          Revised.  We have revised our disclosure in the Liquidity and Capital Resources section on page 21 of the document to state that the amount of additional capital needed for the next twelve months is $45,000.

28.
We note your statement that “in an effort to limit the dilution of our shareholders, we have decided first to attempt to increase the value of our company before raising additional capital from third parties.” We do not understand your statement. You indicate that you will need to raise an additional $45,000 to begin your market development and sales activities and begin your business. Please revise to clarify your statement as necessary.

Response:          Revised.  We have revised our disclosure in the Liquidity and Capital Resources section on page 21 of the document to delete the sentence in question.  Please see the Amended Draft.

29.	Please revise to specifically address whether you have any agreements with your directors for interim financing.

Response:          Revised.  We have revised our disclosure in the Liquidity and Capital Resources section on page 21 of the document to state that we have not entered into any agreements with our Directors for interim financing.  Please see the Amended Draft.
30.	Please revise to address the amount of related party loans outstanding.

Response:          Revised. We have revised page 21 of the document to state that as of March 31, 2011, loans from related parties amounted to $7,500 and represented working capital advances from Directors who are also stockholders of the Company.  The loans are unsecured, non-interest bearing, and due on demand.  Please see the Amended Draft.

Our Private Label Product, page 23

31.
We note that the company’s intentions to sell its private label diapers in the Israeli-Arab market and then in Eastern European countries. Please discuss the company’s plans to expand beyond the Israeli Orthodox Jewish community market in terms of its estimated time schedule. Also clarify whether the company knows which countries the company plans to sell its products in Eastern Europe.

Response:          Revised. We have revised the Our Private Label Product section on page 23 of the document to state that assuming a successful scale-up of our private label diapers to the Israeli Orthodox Jewish community, we intend to explore the possibility of selling our private label disposable diapers to the Israeli-Arab market in Israel in the third quarter of 2012, and thereafter to explore the possibility of selling our private label disposable diapers in Eastern European countries in the second quarter of 2013.  With regard to Eastern Europe, we intend to initially focus on selling our private label diapers to the Baltic countries, Latvia, Estonia and Lithuania

Flow chart of Purchase/Sale Activities, page 24

32.
Please clarify whether there is any difference in the 2 methods in terms of timing for the company (total time from start to finish) and total costs to the company. Also discuss the advantages and/or disadvantages of Method 1 versus Method 2 to the company.

Response:          Revised. We have revised the Product Pricing section on page 27 of the document to clarify the differences between the two sales methods and the advantages and disadvantages of these methods.  In particular, under Method 2 we estimate that we would receive payment six weeks later than under Method 1, since payment for Method 2 sales would be contingent upon the ordered products arriving in Israel and being released from customs.  As to costs, the costs would be substantially similar since any difference in costs between Method 1 and Method 2 would be passed along to the customers.  Please see the Amended Draft.

Our Competition, page 28

33.           Please revise to address the company’s competitive position in the industry

Response:          Revised. We have revised the Competition section on page 28 of the document to state that the fact that two manufacturers control 93% of the Israeli market may significantly affect our ability to penetrate the disposable diaper market in Israel.  Please see the Amended Draft.

Competitive Advantages, page 29

34.
We note your statement that typically retail outlets do not earn a profit from diaper sales because of the negligible margins. We also note your statement that your product will allow for margins of between 18.76% and 20.55%. We do not understand your basis for your statement regarding your margins of 18.76% to 20.55% given that the company has not purchased any diaper supplies or made any diaper sales to customers. Please revise your statement as appropriate.

Response:          Revised. We have revised the disclosure in the Competitive Advantages section of the Amended Draft to delete our description of potential margins.  Please see the Amended Draft.

Expenditures, page 29

35.	Please move your disclosure addressing your anticipated expenditures over the next 12 months to your Management’s Discussion and Analysis Plan of Operation section.

Response:          Revised.  We have moved the disclosure addressing our anticipated expenditures over the next twelve months from page 29 of the document to our Management’s Discussion and Analysis or Plan of Operation section in the document.  Please see the Amended Draft.

36.	Please explain what would comprises your budgeted expenditures of $25,000 for travel and $10,000 for miscellaneous.

Response:          The $25,000 of travel expenses are based on an estimate of 8 flights to and from Israel to Asia and the costs of accommodations in Asia.  The $10,000 of miscellaneous expenses are estimated to be comprised of mobile phone costs, in-country transportation costs, and daily food expenses while on business trips.

Patent, Trademark… page 30

37.           Please provide disclosure regarding your trade name.

Response:          Revised.  We have revised the disclosure in the Patent, Trademark section on page 30 of the document to disclose that the rights to our trade name are based on common law usage of our corporate name.  Please see the Amended Draft.

Existing or Probable Government Regulations, page 30

38.	Revise to address any other governmental regulations on the company’s business.

Response:          Revised.  We have revised the disclosure in the Government Regulations section on page 30 of the document to disclose the following additional regulations which may affect us in the future:

"Price Control, Imports and Customs

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, disposable diapers are not subject to government-imposed price controls.  Any imposition of an extensive price controls in the future in addition to those that currently exist may have a material adverse effect on our operating results. Our business is also subject to Israeli laws relating to imports and customs laws."

Description of Property, page 31

39.
We note that the company plans to use the space provided by its principal executive officer “until we commence full operations.” Please disclose if there are any present plans for obtaining new space and address the company’s plans when it commences full operations.

Response:          Revised.  We have revised the Description of Property section on page 31 of the document to disclose that we do not have any present plans for obtaining new office space when we commence full operations.  Please see the Amended Draft.

Executive Compensation, page 33

40.	Please revise the introductory paragraph to clarify that the disclosure addresses all compensation awarded to, earned by, or paid to your executive officers.

Response:          Revised.  We have revised the Executive Compensation section on page 33 of the document to clarify that the disclosure addresses all compensation awarded to, earned by or paid to our executive officers.  Please see the Amended Draft.

Certain Relationships and Related Transactions, page 33

41.           Please revise to address when the loans from the Directors were made to the company, identify the persons making the loans and indicate the dates the loans were made along with the amounts. We may have further comment.

Response:          Revised.  We have revised the Related Transactions section on page 33 of the document to state as follow:

"As of March 31, 2011, loans from related parties amounted to $7,500 and represented working capital advances from Ms. Hani Abu, a Director and stockholder of the Company.  The loan was provided by Ms Abu on February 9, 2011, and is unsecured, non-interest bearing, and due on demand."

Financial Statements
Statements of Operations, page F-4

42.
We note that the 5,471,918 weighted average common shares outstanding for the year ended December 31, 2010 does not agree with the 5,438,630 weighted average common shares outstanding in your summary financial data on page six. Please revise as necessary.

Response:          Revised.  We have revised the weighted average common shares outstanding in the summary financial data section on page six to 5,471,918 as set forth in our December 31, 2010 audited financials.  Please see the Amended Draft.

Statement of Stockholders’ Equity, page F-5

43.
Please revise your statement of stockholders’ equity to include the date and number of shares, and per share dollar amounts assigned to the consideration received for each issuance since inception. Refer to ASC 915-215-45-1.

Response:          Revised.  We have revised the Statement of the Stockholders’ Equity on page F-5 of the financial statements to include the date and number of shares, and per share dollar amounts assigned to the consideration received for each issuance since inception.  Please see the Amended Draft.

Notes to Financial Statements, page F-7
1. Summary of Significant Accounting Policies, page F-7

44.
We note the gain (loss) due to currency exchange line item in your statements of operations on page F-4. Please tell us what this line item represents. Also revise to include a footnote that describes your foreign currency accounting policy, including disclosure of your functional currency.

Response:          Revised.  The gain (loss) due to currency exchange line item in the our statements of operations on page F-4 represents the foreign currency exchange loss that resulted from the sale of shares paid for in foreign currency. We have revised the financial statements to include a footnote on page F-7 that describes our foreign currency accounting policy, including disclosure of our functional currency. Please see the Amended Draft.

Subsequent Events

45.
Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and, therefore, you are not an SEC filer. Please revise to disclose the date through which you have evaluated subsequent events, and whether that date is either: 1) the date the financial statements were issued or 2) the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response:          Revised.  We have revised the financial statements to disclose that we have evaluated subsequent events through April 14, 2011, which is the date these financial statements were available to be issued.  Please see the Amended Draft.

Recent Sales of Unregistered Securities, page II-2

46.	Please revise to indicate the exemption claimed for the issuance of shares to Ms. Hana Abu on July 20, 2009 and April 12, 2010.

Response:          Revised.  We have revised the description of the exemptions claimed for the issuance of shares to Ms. Hana Abu to disclose that such shares were issued pursuant to the exemptions provided under Regulation S.  Please see the Amended Draft.

47.
We note your statement regarding the issuance of 1,775,000 shares to 44 investors that the purchaser “further represented that at the time of the origination of contact concerning the subscription for the units and the date of the execution and delivery of the subscription agreement for such units ….” It does not appear that the company issued units in the private placement. Please revise as appropriate.

Response:          Revised.  We have revised the description of the recent sales of unregistered securities in the Amended Draft to clarify that we issued shares of common stock in the private placements.  Please see the Amended Draft.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 Opinion of SRK Law Offices

48.	Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions and all reported judicial decisions interpreting those laws.

Response:          Revised.  We have attached a revised legality opinion from SRK Law Offices which states that the opinion opines upon Delaware law including the statutory provisions and all reported judicial decisions interpreting those laws.  This opinion was provided in accordance with the procedures of the Staff set forth in the excerpt from Current Issues and Rulemaking projects outline (November 14, 2000).  See Exhibit 5.1 filed with the Amended Draft.

49.
We note that your legality opinion has been provided by SRK Law Offices and its office is in Rehovot, Israel. Please note that counsel must opine on the legality of the securities under Delaware law and lawyers are permitted to opine on the laws of the states in which they are admitted to practice. Please revise to provide an appropriate legality opinion or advise us of your ability to opine upon Delaware law.

Response:          Revised.  SRK Law Offices is a law firm comprised of attorneys who are licensed to practice in the United States.  We have attached a revised legality opinion from SRK Law Offices in accordance with procedures of the Staff set forth in the excerpt from Current Issues and Rulemaking projects outline (November 14, 2000).  See Exhibit 5.1 filed with the Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-659-6370.

Sincerely,

Zeev Joseph Kiper, President and Director
Super Light Inc.

VIA EDGAR
cc:           Janice McGuirk, Securities and Exchange Commission, Division of Corporation Finance - Edgar